EXHIBIT 99.1

FirstService Reports Solid Second Quarter Results

Completes Strategic Review of Property Services and Reorganizes to Reduce Costs

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
	2011	2010	2011	2010

Revenues (millions)	$ 565.5	$ 501.4	$ 1,043.9	$ 903.8
Adjusted EBITDA (millions) (note 1)	46.8	44.6	69.4	64.6
Adjusted EPS (note 2)	0.54	0.48	0.68	0.63

TORONTO, July 27, 2011 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) preferred shares – (TSX:FSV.PR.U) today reported results for its second quarter ended June 30, 2011. All amounts are in US dollars.

Revenues for the second quarter were $565.5 million, a 13% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $46.8 million, up 5% from $44.6 million, and Adjusted EPS (note 2) was $0.54, up 13% from $0.48 reported in the prior year quarter. GAAP EPS was $0.11 per share in the quarter, compared to $0.08 for the same quarter a year ago.

For the six months ended June 30, 2011, revenues were $1.04 billion, a 16% increase relative to the comparable prior year period, Adjusted EBITDA was $69.4 million, up 7%, while Adjusted EPS was $0.68, up 8%. GAAP EPS for the six month period was a loss of $0.22, compared to earnings of $0.06 in the prior year period.

"FirstService delivered solid results for the second quarter in each of its three operating divisions, despite challenging market conditions in certain regions and an uneven global economic recovery," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "At FirstService Residential Management, we recently completed two important acquisitions, augmenting our already strong presence in Las Vegas and adding a new platform in Toronto which was a strategic priority for us. During the quarter, we also completed a strategic review of our Property Services division and decided to reorganize operations to reduce costs. In addition, we believe transitioning managerial oversight to the executive team at FirstService will better align the division for growth. We would like to thank Steven Rogers for his long and dedicated service to our Company and look forward to his continuing involvement as a director," he added.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, providing a variety of services in commercial real estate, residential property management and property services. As one of the largest property managers in the world, FirstService manages more than 2.4 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, the third largest global player in commercial real estate services; FirstService Residential Management, the largest manager of residential communities in North America; and Property Services, including North America's largest provider of property preservation, maintenance and management of residential and commercial properties through franchise and contractor networks.

FirstService generates over US$2.2 billion in annual revenues and has more than 20,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Commercial Real Estate Services revenues totalled $245.7 million for the second quarter, up 13% relative to the prior year quarter. Revenue growth was comprised of 4% internal growth measured in local currencies, a 6% favourable impact from foreign currency translation and 3% growth from recent acquisitions. Internal growth was driven by strong year over year revenue increases in the Europe and Asia Pacific regions. Adjusted EBITDA was $11.1 million, relative to $13.1 million reported in the prior year quarter. Second quarter results were negatively impacted by an adjustment to reduce revenues in the Americas region by $3.3 million resulting from an internal review of a series of property management contracts with one client group where it was determined, in consultation with the client, that a portion of the management fees previously recorded were not chargeable. Excluding this item, Adjusted EBITDA would have been $14.4 million for the quarter, a 10% increase relative to the prior year period.

Residential Property Management revenues were $195.7 million for the second quarter, up 16% relative to the prior year quarter. Revenue growth was comprised of 7% internal growth and 9% from recent acquisitions. Adjusted EBITDA for the quarter was $17.9 million, up 9% from $16.5 million in the prior year period.

Property Services revenues totalled $124.0 million, up 8% from $115.0 million in the prior year period, attributable evenly to franchise and contractor network services growth. Adjusted EBITDA for the second quarter was $21.1 million, up 10% versus $19.3 million in the prior year quarter.

Corporate costs were $3.8 million in the second quarter, relative to $4.7 million in the prior year period. The current quarter's results were positively impacted by a reduction in performance-based compensation accruals relative to the prior year period.

Strategic Review and Reorganization of Property Services

During the past twelve months, FirstService was approached by certain parties interested in acquiring the franchise operations within the Property Services division. As a result, the Company engaged financial advisors to investigate strategic alternatives, including a potential sale. After exploring the alternatives, the Company concluded it was not in the best interests of its shareholders to sell the franchise operations.

One of the outcomes of the review was a transition of managerial oversight of the division to the executive team at FirstService and the purchase of the balance of the shares in the division the Company did not already own subsequent to quarter end, for total consideration of $29.9 million.

The total cost of the strategic review and reorganization, including severance and advisory fees, was $4.3 million and was recorded as a reorganization charge as of June 30, 2011. As a result, the Company expects to realize annual administrative cost savings of $2.5 million and a reduction in the non-controlling interest share of earnings, both items together resulting in accretion to earnings per share in the future.

Increase to Borrowing Capacity

On July 6, 2011, the Company exercised the accordion provision of its credit agreement, thereby increasing the size of its credit facility by $50.0 million, to $275.0 million, on the same terms as the original credit facility. The credit facility matures on September 6, 2012.

Deferred Income Tax Valuation Allowance

During the second quarter, the Company recorded an increase in its valuation allowance with respect to deferred income tax assets, which increased income tax expense by $4.7 million and decreased GAAP earnings per share by $0.14. In the prior year quarter, the valuation allowance amounted to $2.6 million, or $0.08 per share. For the six months ended June 30, 2011, the increase to income tax expense and reduction to GAAP earnings per share were $9.0 million and $0.27, respectively (2010 - $6.5 million and $0.20, respectively). The valuation allowance relates to tax loss carry-forwards in the Company's Commercial Real Estate operations, which remain available to offset income tax over the next 15 to 20 years.

Conference Call

FirstService will be holding a conference call on Wednesday, July 27, 2011 at 11:00 a.m. Eastern Time to discuss results for the second quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense and (vii) reorganization charges. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company's service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2011	2010	2011	2010

Net earnings	$ 10,932	$ 14,674	$ 9,642	$ 21,311
Income tax	12,041	11,174	16,496	10,961
Other expense (income)	862	1,280	1,939	2,912
Interest expense, net	4,305	4,579	8,686	8,655
Operating earnings	28,140	31,707	36,763	43,839
Depreciation and amortization	13,356	12,087	25,426	23,598
Acquisition-related items	502	348	1,374	(4,211)
Stock-based compensation expense	476	436	1,542	1,418
Reorganization charge	4,338	--	4,338	--
Adjusted EBITDA	$ 46,812	$ 44,578	$69,443	$ 64,644

2. Reconciliation of net earnings (loss) attributable to common shareholders and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per common share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) reorganization charges and (vi) deferred income tax valuation allowances related to tax loss carry-forwards. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted diluted net earnings per common share from continuing operations is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings and of diluted net earnings (loss) per common share to adjusted earnings per common share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2011	2010	2011	2010

Net earnings (loss) attributable to common shareholders	$ 3,360	$ 2,294	$ (6,517)	$ 1,768
Non-controlling interest redemption increment	1,739	5,930	7,555	6,220
Acquisition-related items	502	348	1,374	(4,211)
Amortization of intangible assets	5,773	5,258	10,707	10,009
Stock-based compensation expense	476	436	1,542	1,418
Reorganization charge	4,338	--	4,338	--
Income tax on adjustments	(3,568)	(1,964)	(5,680)	(3,953)
Deferred income tax valuation allowance	4,731	2,572	9,005	6,470
Non-controlling interest on adjustments	(734)	(415)	(1,277)	1,123
Adjusted net earnings	$ 16,617	$14,459	$ 21,047	$18,844

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2011	2010	2011	2010

Diluted net earnings (loss) per common share	$ 0.11	$ 0.08	$ (0.22)	$ 0.06
Non-controlling interest redemption increment	0.06	0.19	0.25	0.20
Acquisition-related items	0.02	0.01	0.05	(0.07)
Amortization of intangible assets, net of tax	0.11	0.11	0.21	0.21
Stock-based compensation expense, net of tax	0.01	0.01	0.03	0.03
Reorganization charge	0.09	--	0.09	--
Deferred income tax valuation allowance	0.14	0.08	0.27	0.20
Adjusted earnings per common share	$ 0.54	$ 0.48	$ 0.68	$ 0.63

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2011	2010	2011	2010

Revenues	$ 565,472	$ 501,372	$1,043,854	$ 903,763

Cost of revenues	355,819	309,300	656,433	558,122
Selling, general and administrative expenses	167,655	147,930	323,858	282,415
Depreciation	7,583	6,829	14,719	13,589
Amortization of intangible assets	5,773	5,258	10,707	10,009
Acquisition-related items (1)	502	348	1,374	(4,211)
Operating earnings	28,140	31,707	36,763	43,839
Interest expense, net	4,305	4,579	8,686	8,655
Other expense (income)	862	1,280	1,939	2,912
Earnings before income tax	22,973	25,848	26,138	32,272
Income tax (2)	12,041	11,174	16,496	10,961
Net earnings	10,932	14,674	9,642	21,311
Non-controlling interest share of earnings	3,307	3,924	3,553	8,272
Non-controlling interest redemption increment	1,739	5,930	7,555	6,220
Net earnings (loss) attributable to Company	5,886	4,820	(1,466)	6,819
Preferred share dividends	2,526	2,526	5,051	5,051
Net earnings (loss) attributable to common shareholders	$ 3,360	$ 2,294	$ (6,517)	$ 1,768

Net earnings (loss) per common share
Basic	$ 0.11	$ 0.08	$ (0.22)	$ 0.06
Diluted	$0.11	$0.08	$(0.22)	$ 0.06

Adjusted earnings per common share (3)	$0.54	$ 0.48	$ 0.68	$ 0.63

Weighted average common shares (thousands)
Basic	30,093	30,110	30,184	29,903
Diluted	30,615	30,371	30,701	30,152

Notes to Condensed Consolidated Statements of Earnings

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense, settlements of contingent liabilities of acquired entities initially recognized at the acquisition date and transaction costs.

(2) Income tax expense for the three months ended June 30, 2011 includes a $4,731 valuation allowance related to deferred income tax assets (2010 - $2,572); income tax expense for the six months ended June 30, 2011 includes a $9,005 valuation allowance (2010 - $6,470).

(3) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	June 30, 2011	December 31, 2010

Assets
Cash and cash equivalents	$ 81,604	$ 100,359
Restricted cash	3,199	4,337
Accounts receivable	290,691	262,654
Inventories	12,099	9,140
Prepaid expenses and other current assets	49,669	43,140
Current assets	437,262	419,630
Other non-current assets	49,150	50,726
Fixed assets	84,864	86,134
Goodwill and intangible assets	583,050	573,051
Total assets	$1,154,326	$1,129,541

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 318,186	$ 346,157
Other current liabilities	30,334	26,498
Long-term debt - current	24,814	39,249
Current liabilities	373,334	411,904
Long-term debt - non-current	266,869	201,491
Convertible unsecured subordinated debentures	77,000	77,000
Other liabilities	33,168	32,365
Deferred income tax	31,967	33,175
Non-controlling interests	179,534	174,358
Shareholders' equity	192,454	199,248
Total liabilities and equity	$1,154,326	$1,129,541

Supplemental balance sheet information
Total debt	$ 368,683	$ 317,740
Total debt excluding convertible debentures	291,683	240,740
Total debt, net of cash	287,079	217,381
Total debt excluding convertible debentures, net of cash	210,079	140,381

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2011	2010	2011	2010

Cash provided by (used in)

Operating activities
Net earnings	$ 10,932	$ 14,674	$ 9,642	$ 21,311
Items not affecting cash:
Depreciation and amortization	13,356	12,087	25,426	23,598
Deferred income tax	(555)	(2,833)	(1,321)	(3,226)
Other	1,830	2,869	4,820	(4,493)

Changes in operating assets and liabilities	(1,438)	14,515	(63,594)	(21,074)
Net cash provided by (used in) operating activities	24,125	41,312	(25,027)	16,116

Investing activities
Acquisition of businesses, net of cash acquired	(8,689)	(2,031)	(9,873)	(4,463)
Purchases of fixed assets	(7,828)	(8,827)	(13,172)	(15,120)
Other investing activities	30	3,606	(474)	4,276
Net cash used in investing activities	(16,487)	(7,252)	(23,519)	(15,307)

Financing activities
Increase in long-term debt, net	(7,002)	10,184	50,943	10,405
Purchases of non-controlling interests	(59)	(17,143)	(1,497)	(17,188)
Dividends paid to preferred shareholders	(2,526)	(2,526)	(5,051)	(5,051)
Other financing activities	(2,369)	(2,666)	(16,512)	(1,008)
Net cash (used in) provided by financing activities	(11,956)	(12,151)	27,883	(12,842)

Effect of exchange rate changes on cash	596	(1,879)	1,908	2,484

(Decrease) increase in cash and cash equivalents	(3,722)	20,030	(18,755)	(9,549)

Cash and cash equivalents, beginning of period	85,326	70,199	100,359	99,778

Cash and cash equivalents, end of period	$ 81,604	$ 90,229	$ 81,604	$ 90,229

Segmented Revenues, Adjusted EBITDA and Operating Earnings
(in thousands of US dollars)

	Commercial	Residential
	Real Estate	Property	Property
(unaudited)	Services	Management	Services	Corporate	Consolidated

Three months ended June 30

2011
Revenues	$ 245,731	$ 195,657	$ 124,042	$ 42	$ 565,472
Adjusted EBITDA	11,086	17,929	21,138	(3,817)	46,336
Stock-based compensation					476
					46,812
Operating earnings	4,053	14,474	13,491	(3,878)	28,140

2010
Revenues	$ 217,143	$ 169,172	$ 115,019	$ 38	$ 501,372
Adjusted EBITDA	13,056	16,505	19,275	(4,694)	44,142
Stock-based compensation					436
					44,578

Operating earnings	6,322	13,186	16,938	(4,739)	31,707

	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Six months ended June 30

2011
Revenues	$ 441,330	$ 363,891	$ 238,551	$ 82	$ 1,043,854
Adjusted EBITDA	13,659	29,383	32,397	(7,538)	67,901
Stock-based compensation					1,542
					69,443
Operating earnings	685	21,271	22,472	(7,665)	36,763

2010
Revenues	$ 371,228	$ 316,023	$ 216,431	$ 81	$ 903,763
Adjusted EBITDA	13,909	28,126	30,155	(8,964)	63,226
Stock-based compensation					1,418
					64,644

Operating earnings	5,863	21,497	25,539	(9,060)	43,839
CONTACT:  Jay S. Hennick
          Founder & CEO

          D. Scott Patterson
          President & COO

          John B. Friedrichsen
          Senior Vice President & CFO

          (416) 960-9500